The Board resolves the earnings and cash distribution from capital surplus for 2013 Date of events: 2014/03/25 Contents:

1.	Date of the board of directors resolution: 2014/03/25

2.	Appropriations of earnings in cash dividends to shareholders (NT$ per share): 2.3881

3.	Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share):

2.137

4.	Total amount of cash distributed to shareholders (NT$):35,103,221,361

5.	Appropriations of earnings in stock dividends to shareholders (NT$ per share):0

6.	Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share):0

7.	Total amount of stock distributed to shareholders (shares):0

8.	Remunerations for directors and supervisors (NT$):19,303,489

9.	Cash bonus to employees (NT$):758,627,105

10.	Stock bonus to employees (NT$):0

11.	Any other matters that need to be specified: None